Exhibit 99.1

Auna appoints Teresa Gutierrez and Guadalupe Phillips to Its Board of Directors

Monterrey, Mexico – December 19, 2024 – Auna S.A. (NYSE: AUNA) (“Auna” or the “Company”), a leading Latin American healthcare company operating in Mexico, Peru, and Colombia, today announced the appointment of two new independent directors, Teresa Gutierrez and Guadalupe Phillips, to its Board of Directors, effective January 1, 2025.

Ms. Gutierrez is responsible for Tesla in Mexico. Prior to that, she held positions at Rappi, Mattel, Nestle, McKinsey, and Procter and Gamble. She serves on the boards of several public and private companies, including Traxion, DIRI, Vetalia, and Timser.

Ms. Phillips is the Chief Executive Officer of ICA, a prominent construction and infrastructure company in Mexico after a long career holding senior executive positions at Grupo Televisa and its subsidiaries, Mexico’s most prominent media group and largest Spanish-speaking content producer in Latin America. She holds board positions at ICA, Grupo Televisa, Openbank, Volaris, and Grupo Axo.

Suso Zamora, Chairman of the Board and President of Auna, commented: “We are thrilled to welcome Terry and Lupe to Auna’s Board. Terry’s 20-year career in e-commerce, logistics, and marketing in Mexico has equipped her with great complementary and proven skills for Auna. And her important role in further promoting gender equity in the workplace will be an additional and important positive impact in Auna and the communities we serve.” He added: “Lupe’s impressive career brings invaluable expertise in driving both organic and inorganic growth, alongside a robust financial acumen. Her extensive experience aligns seamlessly with Auna’s growth strategy in Mexico, enhancing our ability to execute on our expansion plans.” “With these appointments, Auna’s Board now has nine members, including five independent directors” Mr. Zamora concluded.

Ms. Gutierrez said: “I am honored to join Auna’s Board of Directors and I am eager to support the Company’s vision and growth to provide better access to Healthcare in Spanish-speaking Latin America.” Ms. Phillips also expressed her enthusiasm for the role: “I am thrilled to join Auna’s Board of Directors at such an exciting time in the Company’s growth. I look forward to contributing my experience to support Auna’s expansion and development in Mexico.”

Teresa Gutierrez holds a degree in chemical engineering from the Universidad Iberoamericana and an MBA from the IPADE Business School. Guadalupe Phillips holds a law degree from the Instituto Tecnológico Autónomo de México, and earned her master’s and Ph.D. degrees from The Fletcher School of Law and Diplomacy at Tufts University.

About Auna

Auna is a leading horizontally and vertically integrated healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, focusing on high-complexity diseases. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of September 30, 2024, Auna’s network included 31 healthcare network facilities, including hospitals, outpatient, prevention and wellness facilities with 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

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